EXHIBIT 5.1
                                                                   ___________


                             ROGERS & WELLS LLP
                             200 Park Avenue, New York, NY 10166
                             Telephone (212) 878-8000  Facsimile (212) 878-8375


August 31, 1998



LNR Property Corporation
760 Northwest 107th Avenue
Miami, Florida  33172

Dear Sirs:

We have acted as counsel to LNR Property Corporation (the "Company") in connection with the proposed issuance of up to 2,000,000 shares of common stock, par value $.10 per share, of the Company upon exercise of options granted under the Company's 1997 Stock Option Plan and up to 615,600 shares upon exercise of options granted under Lennar Corporation's 1991 Stock Option Plan which, as a result of a distribution of the stock of the Company to Lennar Corporation's stockholders, entitle holders to receive stock of the Company (the 2,615,600 shares being the "Shares"). In that capacity, we are familiar with the proceedings, corporate and other, relating to the authorization of the issuance of the Shares.

Based upon the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that when issued and paid for upon exercise of options granted under the Company's 1997 Stock Option Plan or Lennar Corporation's 1991 Stock Option Plan, the Shares will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to a registration statement on Form S-8 relating to the Shares.

Very truly yours,

/s/ ROGERS & WELLS LLP